Mail Stop 4561

May 29, 2008

Kevin M. Carney
Chief Financial Officer
Website Pros, Inc.
12735 Gran Bay Parkway West,
Building 200
Jacksonville, FL 32258

> **Re:** **Website Pros, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Definitive Proxy Statement Filed April 14, 2008**
> **Form 8-K Filed May 12, 2008**
> **File No. 000-51595**

Dear Mr. Carney:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business

Intellectual Property, page 15

1.   Please tell us whether you are significantly dependent on any of the patents, trademarks or licenses you reference. If so, you should discuss the nature, duration and effect of all such patented technology, trademarks and license agreements held. See Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 32

2.   On page 32, you state that net subscriber additions is a key business metric periodically reviewed by your management. Please consider including a qualitative and quantitative discussion of the change in net subscriber additions year-to-year, as you have done with monthly turnover.

Critical Accounting Policies

Accounting for Purchase Business Combinations, page 39

3.   We note your reference to the valuation studies prepared by a third-party valuation expert that were used to value assets acquired in business combinations. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include the expert's consent. Refer to Rule 436(b) of Regulation C and confirm to us that you will comply with this guidance in your future filings.

Summary, page 46

4.   On page 46, you state that as of December 31, 2007 and 2006, you did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Please note that this disclosure should be included in a separately-captioned section in management's discussion and analysis. See Item 303(a)(4)(i) of Regulation S-K.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 48

5.   We note your statement that your disclosure controls and procedures "were sufficiently effective to ensure that information required to be disclosed by [you] in this Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." This definition of disclosure controls and procedures is more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that disclosure controls and procedures are designed to ensure that "information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm that your disclosure controls and procedures for the period met all of the requirements of Rule 13a-15(e) and that your disclosure will conform to the rule in future filings. Please note that this comment also applies to the disclosure in your Form 10-Q for the period ended March 31, 2008.

6.   Furthermore, we note that your certifying officers concluded that your disclosure controls and procedures were "sufficiently effective." Because the reference to "sufficiently effective" is unclear, please provide us with a representation as to whether your disclosure controls and procedures were effective, effective at the reasonable assurance level, or not effective. See Item 307 of Regulation S-K and SEC Release No. 34-47986. Please confirm that you will conform your disclosure in future filings. Please note that this comment also applies to the disclosure in your Form 10-Q for the period ended March 31, 2008.

Financial Statements

Notes to Consolidated Financial Statements

6. Business Combinations, page 65

7.   Tell us why you believe that the tradenames acquired in connection with the Web.com and other acquisitions should be deemed intangible assets with indefinite useful lives. Tell us why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets. See paragraph 11 of SFAS 142.

Exhibit 31.1

8.   In paragraph 4 of the certification, you have omitted the language relating to internal controls over financial reporting. See Item 601(b)(31)(i)(4)(b) of Regulation S-K. The certifications must be in the exact form set forth in the Item. See Item 601(b)(31) and the Division of Corporation Finance Annual Report Reminders Staff Alert dated March 4, 2005. Please file an amended Form 10-K to provide conforming certifications.

Exhibit 31.2

9.   We note that you have reversed subparagraphs (b) and (c) of paragraph 4. In your amendment to the Form 10-K, please ensure that the certifications are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement Filed April 14, 2008

Executive Compensation Discussion and Analysis

Elements of Compensation, page 29

10.   It appears that individual performance was a significant factor in how the compensation committee determined amounts to be paid as variable compensation. Much of the disclosure on pages 29-31, for example, focuses on general individual performance objectives considered by the committee. This general discussion should be replaced with a more meaningful and specific analysis of how the compensation committee considered and used individual performance to determine specific levels of executive compensation. If you focused on specific individual performance goals, as your disclosure seems to indicate, please include a complete discussion of each element of individual performance and contribution that the committee took into account when setting the various forms and levels of compensation. See Item 402(b)(2)(vii) of Regulation S-K.

11.   In addition, we note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their variable compensation. Please discuss the specific items of company performance used to determine bonus amounts and how your bonus awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) and (vi). To the extent that it is appropriate to omit specific targets, you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Form 8-K Filed May 12, 2008

Exhibit 99.1

12.   We note that you disclose non-GAAP measures including non-GAAP operating and net income. Because these measures exclude items which are recurring in nature, please tell us how you considered the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

13.   Please revise your disclosures in future filings to remove the reference to "pro forma" when describing your non-GAAP measures. In this regard, we note that pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief